PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Year Ended March 31, 2005

Report of Independent Registered Chartered Accountants

To the Shareholders of

Pine Valley Mining Corporation

We have audited the consolidated balance sheets of Pine Valley Mining Corporation as at March 31, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia

June 22, 2005

Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 22, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements.  Our report to the shareholders dated June 22, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia

June 22, 2005

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Canadian GAAP)

	March 31,	March 31,
(in thousands of Canadian dollars)	2005	2004
ASSETS
CURRENT
Cash	$ 2,200	$ 55
Accounts receivable, net of nil allowance	5,943	12
Goods and Services Tax receivable	2,438	-
Deferred financing charges	738	-
Prepaid expenses	354	6
Coal Inventory	3,452	-
Future income taxes (Note 16)	2,159	-
Total Current Assets	17,284	73
Restricted cash (Note 4)	458	-
Prepaid expenses	466	-
Mineral property, plant and equipment (Note 5)	39,835	15
Non-producing mineral properties (Note 6)	60	16,843
Future income taxes (Note 16)	1,753	-
Total Assets	$ 59,856	$ 16,931

LIABILITIES
CURRENT
Accounts payable	$ 4,096	$ 44
Accrued liabilities	2,108	236
Current portion of asset retirement obligation (Note 10)	158	-
Current portion of term debt (Note 8)	20,199	3,000
Current portion of capital lease obligation (Note 9)	23	-
Due to related party (Note 7)	600	-
Total Current Liabilities	27,184	3,280
Asset retirement obligation (Note 10)	495	-
Term debt (Note 8)	-	1,000
Capital lease obligation (Note 9)	136	-
Due to related party (Note 7)	-	600
Future income taxes (Note 16)	3,764	-
Total Liabilities	31,579	4,880

SHAREHOLDERS' EQUITY
Share capital (Note 11)	45,353	29,674
Commitment to issue shares	184	174
Share subscription	-	78
Contributed surplus and other capital	2,210	1,142
Deficit	(19,470)	(19,017)
Total Shareholders' Equity	28,277	12,051
Total Liabilities and Shareholders' Equity	$ 59,856	$16,931

Commitments and contingencies (Note 18)
Continuing operations (Note 1)

Approved by the Board of Directors:

"Graham Mackenzie"	Director

"Jeffrey Fehn"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Canadian GAAP)

(in thousands of Canadian dollars	Years ended March 31,
except share and per share amounts)	2005	2004	2003
REVENUE
Coal Sales	$ 19,675	$ -	$ -
Cost of Operations:
Mining and transportation	16,239	-	-
Administrative and other	1,319	-	-
Depreciation and depletion	553	-	-
	18,111	-	-
INCOME BEFORE UNDERNOTED ITEMS	1,564	-	-

EXPENSES
Consulting and management fees	236	28	56
Filing and transfer agent fees	88	35	20
Office and general	171	147	28
Professional fees	647	192	141
Promotion and marketing	103	42	33
Salaries and stock-based compensation	1,812	591	139
Mining and capital taxes	25	-	-
Write-off of mineral property	-	21	2,915
	3,082	1,056	3,332
LOSS BEFORE OTHER INCOME (EXPENSES)
AND INCOME TAXES	(1,518)	(1,056)	(3,332)

OTHER INCOME (EXPENSES)
Interest & other income	25	8	1
Interest and financing	(889)	(84)	(144)
Foreign exchange gain	2,006	30	17
Other	-	(11)	-
	1,142	(57)	(126)
LOSS BEFORE INCOME TAXES	(376)	(1,113)	(3,458)
Mining taxes	(45)	-	-
Future income tax (Note 16)	(32)	-	-
	(77)	-	-
NET LOSS	$ (453)	$ (1,113)	$ (3,458)

Basic and diluted loss per share	$ (0.01)	$ (0.03)	$ (0.12)
Weighted average number of shares	58,471,023	40,560,855	28,318,672

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Canadian GAAP)

	Years ended March 31,
(in thousands of Canadian dollars)	2005	2004	2003
OPERATING ACTIVITIES
Net loss for the year	$ (453)	$ (1,113)	$ (3,458)
Items not involving cash:
Depletion, depreciation and amortization	553	2	5
Loss on disposal of capital assets	-	6	-
Write-off of mineral properties	-	21	2,915
Non-cash consulting costs	126	-	23
Non-cash financing costs	417	-	26
Non-cash payroll costs	1,226	200	-
Non-cash foreign exchange loss	335	-	-
Write-off of receivable	-	6	-
Future income taxes	32	-	-
Changes in working capital items
other than cash (Note 15)	(5,918)	86	(99)
	(3,682)	(792)	(588)
FINANCING ACTIVITIES
Capital stock issued	14,725	2,546	700
Deferred financing charges	(248)	-	-
Financing obligations	758	-	-
Loan proceeds	19,536	-	95
Loan payments	(3,337)	-	(289)
Share subscription	(78)	78	704
Financing fees	(281)	-	-
	31,075	2,624	1,210
INVESTING ACTIVITIES
Acquisition of property and equipment	(22,778)	(5)	-
Acquisition of net assets of Willow Creek	-	(1,992)	-
Deferred exploration and development	-	(461)	(312)
Goods and services tax receivable	(2,438)	-	-
Property, plant and equipment obligations	678	-	-
Restricted cash	(458)	-	297
	(24,996)	(2,458)	(15)
INCREASE (DECREASE) IN CASH	2,397	(626)	607
Affect of foreign exchange rate
on cash	(252)	-	-

CASH POSITION, BEGINNING OF PERIOD	55	681	74

CASH POSITION, END OF PERIOD	$ 2,200	$ 55	$ 681
Non-cash financing and investing activities
Shares issued in settlement of debt	$ 174	$ -	$ -
Bonus shares issued as financing charge	$ 442	$ -	$ -
Assets acquired under capital lease	$ 167	$ -	$ -
Supplemental information
Interest paid	$ 576	$ 66	$ 77
Income taxes paid	$ -	$ -	$ -

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Canadian GAAP)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2002	24,626,185	$23,208	$ 1,000	$ -	$ 1,093	$(14,446)	$10,855
Issued for cash	3,261,362	700	-	-	-	-	700
Issued for debt	4,185,722	2,516	(1,000)	-	-	-	1,516
Cash received (net of issue costs)	-	-	-	573	-	-	573
Commitment to issue shares as finders fee	-	-	131	-	-	-	131
Stock-based compensation	-	-	-	-	23	-	23
Net loss for the year	-	-	-	-	-	(3,458)	(3,458)
Balance, March 31, 2003	32,073,269	26,424	131	573	1,116	(17,904)	10,340
Issued for cash	14,156,250	2,700	(131)	(573)	-	-	1,996
Settlement of debt	-	-	174	-	-	-	174
Exercise of warrants and options	2,425,000	550	-	78	-	-	628
Stock-based compensation	-	-	-	-	26	-	26
Net loss for the year	-	-	-	-	-	(1,113)	(1,113)
Balance, March 31, 2004	48,654,519	29,674	174	78	1,142	(19,017)	12,051
Issued for cash	4,833,334	11,400	-	-	-	-	11,400
Settlement of debt	696,088	174	(174)	-	-	-	-
Shares issued for financing charge	104,736	442	184	-	-	-	626
Exercise of warrants and options	14,598,181	3,831	-	(78)	-	-	3,753
Fair value of warrants and options exercised	-	158	-	-	(158)	-	-
Share issue costs, net of future income taxes	-	(326)	-	-	-	-	(326)
Stock-based compensation	-	-	-	-	1,226	-	1,226
Net loss for the year	-	-	-	-	-	(453)	(453)

Balance, March 31, 2005	68,886,858	$45,353	$ 184	$ -	$ 2,210	$(19,470)	$28,277

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX Venture Exchange and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at March 31, 2005 of $9.9 million (March 31, 2004 - $3.207 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital through sales of its common stock and the Company’s ability to achieve profitable operations. Management has taken steps to enter into alternative financing arrangements to facilitate the repayment of obligations on term debt. Details of these arrangements are included under Note 19, Subsequent Events.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“US GAAP”), expect as disclosed in Note 17.

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Pty Limited, Pine Valley Coal Ltd., Globaltex Gold Mining Corp. and Falls Mountain Coal Inc.  All intercompany transactions and balances have been eliminated.

(b)

Management estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)

Revenue recognition

Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due under the terms of sales contracts the Company has with its customer. Quantity and quality surveying is performed contemporaneous with the sale such that sales prices are fixed upon shipment of product. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

 (d)

Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity at the date of issue not exceeding 90 days.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on the first-in, first-out basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and mine overheads.

 (f)

Mineral properties, plant and equipment

(i) Mineral property, plant and equipment

Operating mineral properties, plant and equipment are carried at cost less depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Mineral property costs are amortized on a unit-of-production method over the property’s reserves. Changes to the reserve basis are taken into account prospectively. Depletion is recognized as a cost at the date of sale, based on tonnage sold.

Depreciation of plant and equipment is calculated on a straight-line basis over the asset’s estimated useful life of ten years. Depreciation commences when the assets are put into commercial production.

The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.

Office equipment is amortized using the declining balance method at rates ranging from 20% to 30% per annum.

(ii) Non-producing properties

The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned.  Costs pertaining to properties developed to production are amortized over the estimated productive life of the property.  Costs pertaining to properties sold or abandoned are written-off.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Asset retirement obligation

The Company has adopted CICA 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The liability was measured at its fair value of $653,000 on March 31, 2005. This amount represents the estimated cost to restore the site to its original use once the mining operations are complete or ceased. The size of the current site is approximately 54.8 hectares, and the provision will be adjusted as the site is further developed or changes in the restoration costs are known. The liability will be adjusted for the accretion to fair value and any changes in amount or timing of the underlying cash flows.

(h)

Foreign currency translation

The Company translates balances denominated in US dollars.  Monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets.  Gains and losses on translation are recorded in operations.

(i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes, including mining taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses and other deductions carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the year.

Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Earnings (loss) per common share (Continued)

period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

Potentially dilutive securities (see Note 11) for 2005, 2004 and 2003 have been excluded from the calculation of diluted earnings per share, as their effect would be anti-dilutive.

(k)

Fair value of financial instruments

The Company believes, based upon current information, that the carrying value of the Company’s cash, accounts receivable and accounts payable approximate their fair value.  The estimated fair value of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 8.  Due to the non-arms length nature of the amounts due to related party, the fair value is not readily determinable.

(l)

Forward exchange contracts

The Company has entered into a series of contracts to sell US dollars. These transactions do not qualify for hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, the contracts are revalued to market at the end of each reporting period with gains or losses being included in operations.

(m)

Stock-based compensation

Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).

(n)

Joint venture

The Company accounted for its interest in the Willow Creek Joint Venture (“Joint Venture”) for the year ended March 31, 2003 on a proportionate consolidation basis, which resulted in presentation similar to that derived from the equity method.

(o)

Start-up and preliminary site stripping

Mine start-up costs to date include mobilization costs for the mining contractor and the initial stripping of the mine site. The costs associated with mobilization will be amortized over 5 years. The initial removal costs of waste rock were included as deferred development, and are included in the depletion base.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.

PROPERTY ACQUISITION

During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture from Mitsui Matsushima Canada Ltd. (“Mitsui”) for $6,000,000.  The Company paid $2,000,000 in cash and issued a $4,000,000 note payable (Note 8).

Prior to the acquisition, the Company accounted for its 66 2/3% of the joint venture under the proportionate consolidation method.  The acquisition was accounted for by the purchase method and all activities of the Willow Creek operations have been consolidated from January 6, 2004.  The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets (including cash of $8,000)	$ 32
Plant and equipment	3
Coal property	5,980
6,015
Less: Current liabilities	(15)
Consideration	$ 6,000

4.

RESTRICTED CASH

The Company has $458,000 (2004 - $Nil) of cash on hand which is restricted as security for a letter of credit issued by a financial institution pursuant to the Company’s agreement with a utility provider for the provision of electrical power at the Willow Creek mine.

5.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Property and development	$26,516	$ 322	$26,194	$ -	$ -	$ -
Plant and equipment	12,854	159	12,695	-	-	-
Land	140	-	140	-	-	-
Buildings	426	9	417	-	-	-
Office equipment	332	86	246	61	46	15
Assets acquired under capital lease	168	25	143	-	-	-
	$40,436	$ 601	$39,835	$61	$ 46	$ 15

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.

MINERAL PROPERTY, PLANT AND EQUIPMENT (Continued)

Willow Creek Coal Project

During the year ended March 31, 2005, the Company began commercial production at the Willow Creek coal mine. Coal mining commenced in August 2004 (Phase I) utilizing a temporary plant for coal crushing and train loading, with a production output of 45,000 tonnes per month. A mining contractor was engaged to carry out the mining, coal crushing and train loading for this period and coal shipments to customers commenced in September 2004.

Phase II of the Willow Creek project involved the construction of coal crushing, stockpiling and train loading facilities capable of delivering 500 tonnes per hour. This part of the mine development began in July 2004 and was completed in February 2005. Upon completion of the Phase II facilities the mining contractor commenced delivering coal to the Willow Creek coal handling facilities for crushing and train loading. The Company has budgeted coal production of 110,000 tonnes per month from the plant completed in Phase II of the Willow Creek development until the final phase of the physical plant can be completed and allow production above 110,000 tonnes per month.

Included in property, plant and equipment is $638,000 relating to interest capitalized during construction and development.

6.

NON-PRODUCING MINERAL PROPERTIES

(a)

Willow Creek Coal Project

During the year ended March 31, 2005, the Company determined that the Willow Creek coal project had reached commercial production stage. Accordingly, the assets relating to this property have been reclassified to Mineral Property, Plant and Equipment at their carried value (see Note 5).

(b)

Pine Pass

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site.

(c)

Indin Lake

The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories.  During the year ended March 31, 2003, the Company concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work has been undertaken.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.

NON-PRODUCING MINERAL PROPERTIES (Continued)

	2005	2004	2003
Willow Creek Coal Property
Acquisition	$ -	$ 5,980	$ -
Consulting	-	-	27
Construction - plant and equipment	12,381	-	-
Construction - property and development	5,902	-	-
Deferred development	-	320	163
Environmental	222	-	-
Geology and engineering	1,876	-	-
General administration	58	-	-
Landowner compensation	98	-	-
Licenses and permits	120	120	118
Mine stripping and preparation	703	-	-
Mine site clearing and sale recovery	51	-	-
Travel	6	-	-
Asset retirement costs	379	-	-
Depletion charges	(297)	-	-
Reclamation deposit	94	-	-
Transfer to mineral property,
plant and equipment	(38,436)	-	-
	(16,843)	6,420	308

Pine Pass
Consulting	14	-	-
Drilling	6	-	-
Permits	40	-	-
	60	-	-

Indin Lake	-	-	(2,911)

Beginning of year	16,843	10,423	13,026

End of year	$ 60	$ 16,843	$ 10,423

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.

DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.  Per a letter from the Estate dated June 16, 2004, the Estate undertook that no action will be taken to collect any or the entire amount until beyond June 30, 2005.

8.

TERM DEBT

	2005	2004

Mitsui Matsushima loan (a)	$ 1,000	$ 4,000
Marubeni Corporation loan (b)	8,494	-
Rockside Foundation loan (c)	10,705	-
	20,199	4,000
Less portion due within one year	20,199	1,000
	$ -	$ 3,000

(a)

Mitsui Matsushima Loan

On January 6, 2004, the Company issued a note as part of the Mitsui transaction (Note 3) in the amount of $4,000,000, payable in instalments to June 30, 2005 with interest compounded daily at 7%. The debt obligation is secured by the Company’s assets.

(b)

Marubeni Corporation Loan

The Company entered into an agreement with Marubeni Corporation ("Marubeni") to borrow up to US$ 7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest is payable quarterly and the principal is due no later than March 31, 2006. The debt obligation is secured by the Company's assets, ranked pari passu with the security interest held by Mitsui Matsushima, and assignment of 100% of the issued and outstanding common shares of Falls Mountain Coal Inc., the Company's wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company's commitment to sell and deliver coal to Marubeni.

(c)

The Rockside Foundation Loan

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, further amended on December 30, 2004, to increase the loan to US$ 8.85 million.  The principal is due on November 26, 2005 together with interest at an annual rate of 10%.

Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.

TERM DEBT (Continued)

(c)

The Rockside Foundation Loan (Continued)

 (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding. The loan is secured by the Company's assets, subordinated to the security interests held by Mitsui Matsushima and Marubeni, and may be repaid at any time prior to maturity, without notice or penalty.

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 30,306 shares are to be issued to Rockside as at March 31, 2005, representing the 3% bonus due by the Company upon receipt of the subsequent $5,100,000.

The Company has estimated the total financing charges to be incurred for bonus shares due under the second principal amount advanced and has accrued these costs. These charges are expensed over the estimated period that the loan is expected to be outstanding.

9.

CAPITAL LEASE OBLIGATION

During the year ended March 31, 2005, the Company entered into a lease agreement to finance the installation and purchase of portable office buildings at the mine site. The total value of the office is $183,250. The lease has a term of six years. Monthly payments under the lease are $3,013, including imputed interest at 8.8% per annum.

Total minimum payments under the lease are as follows:
	Principal	Interest	Total
Year ending March 31, 2006	$ 23	$ 13	$ 36
Year ending March 31, 2007	25	11	36
Year ending March 31, 2008	27	9	36
Year ending March 31, 2009	30	6	36
Year ending March 31, 2010	33	3	36
Year ending March 31, 2011	21	1	22
	$ 159	$ 43	$ 202

10.

PROVISION FOR ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $918,000 which has been discounted using a discount rate of 7.5% to total $653,000. Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2012. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

11.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

Authorized unlimited common shares of no par value.

During the year ended March 31, 2005:

(i)

880,000 stock options were exercised for proceeds of $269,100.

(ii)

13,718,181 warrants were exercised for proceeds of $3,562,409.

(iii)

In May 2004, the Company completed a private placement of 3,333,334 shares at $0.90 per share for total gross proceeds of $3,000,001.

(iv)

In March 2005, the Company completed a private placement of 1,500,000 units for total gross proceeds of $8,400,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable at a price of $6.25 per share for a period of eighteen months. Share issue costs relating to the transaction amounted to $325,946 (net of future income taxes).

(v)

In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company had certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company announced the shares-for-debt settlement transactions on January 7, 2004 and settled the obligations by issuing 696,088 common shares at price of $0.25 per share in August 2004.

(vi)

On November 26, 2004 the Company issued 104,736 common shares to The Rockside Foundation for value $441,598 (Note 8(c)).

During the year ended March 31, 2004, the Company:

(i)

Closed a private placement financing of 5,500,000 units for proceeds of $1,100,000 on April 16, 2003.  Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable for two years at a price of $0.25 per share.  A finder's fee totalling $131,250 was paid by issuance of 656,250 common shares at a price of $0.20 per share.

(ii)

Issued 2,425,000 common shares for proceeds of $550,250 on the exercise of warrants and stock options.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.

SHARE CAPITAL (Continued)

(iii)

Closed a private placement financing of 8,000,000 units for proceeds of $1,600,000 on January 6, 2004. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable for two years at a price of $0.22 per share for the first year and $0.25 for the second year.

During the year ended March 31, 2003, the Company:

(i)

Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000.

(ii)

Closed a private placement financing of 136,362 units for proceeds of $75,000 on June 14, 2002. Each unit consisted of one common share and one half common share purchase warrant of the Company. Each common share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.60.

(iii)

Issued 100,000 common shares to settle $55,000 debt due to a former director. This debt was included in accounts payable and accrued liabilities in the year.

(iv)

Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433.

(v)

Closed a private placement financing of 3,125,000 units for proceeds of $625,000 on December 31, 2002. Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable for two years at a price of $0.23 per share in the first year and $0.27 per share during the second year.

(c)

Commitment to issue shares

Under the terms of the Credit Facility Agreement with The Rockside Foundation, the second tranche of funding includes a commitment to issue shares equivalent to 1% of the initial principal amount per five week period the loan is outstanding (see Note 8(c)). As at March 31, 2005, the Company has a commitment to issue 30,306 common shares in the aggregate amount of $184,000.

For the year ended March 31, 2004, the Company had a commitment to issue 696,088 common shares at a value of $174,000 as a debt settlement due under employment contracts with its former President and current President relating to the provision of management and technical services to the Company and its Australian subsidiary.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors and employees.  The Company is allowed to grant up to 10% of issued and outstanding shares as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at March 31, 2005, 2004, and 2003 and the changes for the years ending on those dates is presented below:

	Years ended March 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at the
beginning of year	1,365,000	$ 0.50	2,865,004	$ 0.37	2,193,500	$ 1.06
Granted	2,685,000	4.06	100,000	0.29	2,815,000	0.35
Exercised	(880,000)	0.31	(250,000)	0.20	-	-
Cancelled and
expired	(100,000)	6.55	(1,350,004)	0.25	(2,143,496)	1.06
Outstanding at the
end of year	3,070,000	$ 3.47	1,365,000	$ 0.50	2,865,004	$ 0.37

As at March 31, 2005, the Company has outstanding stock options to purchase an aggregate 3,070,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
300,000	December 12, 2006	$ 0.90	300,000	$ 0.90
250,000	April 28, 2007	0.90	250,000	0.90
10,000	August 12, 2008	0.29	10,000	0.29
35,000	April 23, 2009	1.01	35,000	1.01
75,000	July 8, 2009	1.56	-	-
950,000	September 24, 2009	2.30	470,000	2.30
400,000	February 14, 2010	5.60	-	-
750,000	March 9, 2010	5.30	-	-
300,000	March 17, 2010	5.31	-	-
3,070,000		$ 3.47	1,065,000	$ 1.52

During the year ended March 31, 2005:

(i)

In April 2004, the Company granted 85,000 stock options under the Company’s option plan exercisable at a price of $1.01 per share for a five-year period to two employees. The options vested immediately upon the grant date.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.

STOCK OPTIONS AND WARRANTS (Continued)

(ii)

In July 2004, the Company granted 100,000 stock options under the Company’s option plan exercisable at a price of $1.56 per share for a five-year period to an employee. The options vested as to 25% immediately, a further 25% after 12 months and a further 50% after 24 months.

(iii)

On September 24, 2004, the Company granted 950,000 stock options under the Company's option plan at a price of $2.30 per share for a five-year period to a director and officer. The options vested as to 310,000 common shares on September 24, 2004, 80,000 common shares on November 30, 2004 and February 28, 2005 and will vest a further 80,000 common shares on each of  May 31, 2005,  August 31, 2005, November 30, 2005, February 28, 2006, May 31, 2006 and August 31, 2006.

(iv)

On February 14, 2005, the Company granted 400,000 stock options under the Company’s option plan at a price of $5.60 per share for a five-year period to an officer and an employee. The options vest as to 12.5% every three months from the grant date.

(v)

On March 9, 2005, the Company granted 750,000 stock options under the Company’s option plan at a price of $5.30 per share for a five-year period to two directors and officers. The options vest as to 12.5% on June 1, 2005 and every three months thereafter.

(vi)

On March 17, 2005, the Company granted 300,000 stock options under the Company’s option plan at a price of $5.31 per share for a five-year period to an officer. The options vest as to 12.5% on June 16, 2005 and every three months thereafter.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $1,226,000 for the year ended March 31, 2005 (2004 - $827,000; 2003 - $23,000) for stock options granted to employees and directors. This amount was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

	Years ended March 31,
	2005	2004	2003

Dividend yield	0%	0%	0%
Risk free interest rate	3.08 - 3.79%	3.97%	4%
Expected life	3 - 5 years	5 years	5 years
Expected volatility	86 - 117%	148%	69%

The weighted average fair value of options granted in 2005 was $2.34 (2004 - $0.26; 2003 - $0.05).

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.

STOCK OPTIONS AND WARRANTS (Continued)

Pro forma compensation expense

If the Company had adopted the fair value method of accounting for stock options for the year ended March 31, 2003, and included share purchase options granted to employees in the calculation of compensation expense, net loss for that year would be as follows:

Year ended
March 31
2003

Net loss as reported	$(3,458)
Compensation expense of employees	(115)

Pro forma net loss	$(3,573)

Pro forma basic and diluted loss per share	$(0.13)

(b)

Warrants

A summary of the Company's warrants at March 31, 2005, 2004, and 2003 and the changes for the years ending on those dates is presented below:

	Years ended March 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at the
beginning of year	14,818,181	$ 0.24	5,793,181	$ 0.84	2,600,000	$ 1.56
Issued	750,000	6.25	13,500,000	0.26	3,193,181	0.26
Exercised	(13,718,181)	0.26	(2,175,000)	-	-	-
Cancelled and
expired	-	-	(2,300,000)	1.70	-	-
Outstanding at the
end of year	1,850,000	$ 2.68	14,818,181	$ 0.24	5,793,181	$ 0.84

As at March 31, 2005, outstanding share purchase warrants were as follows:

Exercise
Number	Expiry Date	Price
1,100,000	April 16, 2005	$ 0.25
750,000	September 22, 2006	6.25
1,850,000		$ 2.68

13.

RELATED PARTY TRANSACTIONS

(a)

The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:

	Years ended March 31,
	2005	2004	2003

Management and consulting fees	$ -	$ 28	$ 33
Geological consulting	-	-	17
Interest expense	-	-	77

These transactions have been recorded at the exchange amount, which is considered by management, to approximate terms and conditions that are similar to those available from unrelated parties.

(b)

As at March 31, 2005, accounts payable and accrued liabilities include $51,675 (2004 - $51,675) due to former directors, shareholders and companies controlled by directors.

14.

SEGMENTED INFORMATION

The Company operates in one industry and as at March 31, 2005 and 2004 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Years ended March 31,
	2005	2004	2003

Japan	$ 4,268	$ -	$ -
Korea	4,822	-	-
France	5,258	-	-
Italy	1,413	-	-
United Kingdom	3,914	-	-
	$ 19,675	$ -	$ -

For the year ended March 31, 2005, 100% of sales are to nine customers and 97% of accounts receivable are from two customers.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

15.

CHANGES IN OPERATING WORKING CAPITAL ITEMS OTHER THAN CASH

	Years ended March 31,
	2005	2004	2003

(Increase) decrease in accounts receivable	$ (5,835)	$ 8	$ 20
(Increase) decrease in prepaid expenses	(814)	(1)	-
(Increase) decrease in inventory	(3,452)	-	-
Increase (decrease) in accounts payable
and accrued liabilities	4,278	79	(92)
(Decrease) increase in interest payable	-	-	(27)
Affect of foreign exchange on non-cash items	(95)	-	-
	$ (5,918)	$ 86	$ (99)

16.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	Years ended March 31,
	2005	2004	2003

Statutory tax rate	36%	36%	38%
Recovery of income taxes computed at
standard rates	$ 134	$ 401	$ 1,314
Non-deductible non-cash financing costs	-	-	(19)
Non-deductible expenses	(413)	(10)	-
Impact of higher rate on resource income	(63)	-	-
B.C. Mineral taxes	(45)	-	-
Resource allowance	170	-	-
Change in valuation allowance	140	(391)	(1,295)
Income tax expense	$ (77)	$ -	$ -

During the year, the Company commenced commercial mining operations and became subject to B.C. Mineral tax on resource income. The Company has provided for the permanent difference between accumulated costs deductible for tax purposes and the corresponding book value. The related future income tax liability of $2,187,000 has been offset against the change in valuation allowance in the above table.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

16.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	2005	2004

Future income tax assets
Asset retirement obligation	$ 233	$ -
Operating loss carry-forward	3,318	1,466
Financing costs	318	1,654
Other	123	-
	3,992	3,120
Less: Valuation allowance	(80)	(3,120)
	3,912	-
Less: Current future income tax asset	2,159	-
Non-current future income tax asset	$ 1,753	$ -

Future income tax liabilities
B.C. Mineral tax	(2,187)
Property, plant and equipment	(1,577)	-
Future income tax liability	$ (3,764)	$ -

At March 31, 2005, the Company has approximately $9,315,000 of non-capital losses for tax purposes available at various dates until 2012, to be carried forward and applied against future income for tax purposes and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes. These losses expire as follows:

Year ended
March 31

2006	$ 223
2007	336
2008	682
2009	1,114
2010	471
2011	759
2012	5,730
$ 9,315

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.

RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

	Years ended March 31,
	2005	2004	2003
Consolidated Statements of Operations
Net loss under Canadian GAAP	$ (453)	$ (1,113)	$ (3,458)
Depletion rate (a)	197	-	-
Future income tax (a)	4,924	-	-
Mineral property acquisition and exploration
costs	-	-	(308)
Writedown of mineral costs	-	21	2,915
Net income (loss) under US GAAP	$ 4,668	$ (1,092)	$ (851)
Basic and diluted income (loss) per share
under US GAAP	$ 0.08	$ (0.03)	$ (0.03)
Weighted average number of shares - basic	58,471,023	40,560,855	28,318,672
Weighted average number of shares - diluted	60,049,505	40,560,855	28,318,672

Consolidated Balance Sheets	2005	2004

Total assets as per Canadian GAAP	$ 59,856	$ 16,931
Increase in mineral properties due to
lower base for depletion rate (a)	197	-
Increase in future income tax asset due to
expensing of mineral property costs (a)	2,030	-
Decrease in mineral properties due to
expensing of mineral property costs (a)	(10,323)	(10,323)
Total assets as per US GAAP	51,760	6,608

Total liabilities as per Canadian GAAP	31,579	4,880
Decrease in future income tax liability due to
expensing of mineral property costs (a)	(2,894)	-
Total liabilities as per US GAAP	28,685	4,880

Total shareholders' equity as per
Canadian GAAP	28,277	12,051
Increase to mineral property for depletion (a)	197	-
Additional future income tax asset (a)	4,924	-
Decrease in mineral property costs (a)	(10,323)	(10,323)
Total shareholders' equity
as per US GAAP	$ 23,075	$ 1,728

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.

RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Years ended March 31,
	2005	2004	2003
Consolidated Statements of Cash Flows

Operating activities
Operating activities under Canadian GAAP	$ (3,682)	$ (792)	$ (588)
Exploration (a)	-	-	(312)
Operating activities under US GAAP	$ (3,682)	$ (792)	$ (900)

Investing activities
Investing activities under Canadian GAAP	$ (24,996)	$ (2,458)	$ (15)
Exploration (a)	-	-	312
Investing activities under US GAAP	$ (24,996)	$ (2,458)	$ 297

(a)

Mineral property costs

US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process.  For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003.  Subsequent to that date the Company has capitalized, for US GAAP purposes, acquisition and development costs as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged. During the year ended March 31, 2005, the expensing of mineral property costs for US GAAP purposes in prior years has the effect of decreasing the depletion rate and increasing future income taxes as they relate to the mineral property.

(b)

Stock-based compensation

During the year ended March 31, 2004, the Company adopted the fair valued based method of accounting under the Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, with prospective application, effective April 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.  Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective April 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended March 31, 2004.

The following pro forma financial information presents the net loss and loss per share for the year ended March 31, 2003 under US GAAP for the effect of fair value accounting for options issued to employees and directors.

17.

RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Stock-based compensation (Continued)

2003

Net loss for the year under US GAAP	$ (851)
Additional stock-based compensation costs	(115)
Pro forma net loss under US GAAP	$ (966)
Pro forma basic and diluted loss per share
under US GAAP	$ (0.03)

(c)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2005, 2004 and 2003.

(d)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations.” EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and is assessing the effect of SFAS 123(R) on the Company’s financial statements as presented herein.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.

RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements (Continued)

during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 17, 2005 the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry.” The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company’s financial statements as stripping costs are currently treated as variable production costs.

18.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $458,000 outstanding at March 31, 2005 (2004 - $50,000).

(b)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

		Office	Office lease
	Coal loading	equipment		Vehicles	Total
2006	$ 945	$ 9	$ 34	$ 41	$ 1,029
2007	952	9	22	41	1,024
2008	980	9	-	17	1,006
2009	918	7	-	-	925
	$ 3,795	$ 34	$ 56	$ 99	$ 3,984

(c)

 The Company has entered into a series of forward exchange contracts to sell US$ at rates between 1.18134 to 1.2395 (CAD$/US$). These contracts have maturity dates ranging from April 2005 to March 2006. At March 31, 2005 the balance outstanding was US$40,100,000 with a mark-to-market loss of $81,000.

(d)

The Company has initiated a drill program to further develop reserves at the Pine Pass coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits. A budget of $2,750,000 has been allocated to the initial phase of the drill program.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2005

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

19.

SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2005 the Company:

(a)

contracted with the Sedgman Group of Companies to build a coal preparation plant at its Willow Creek mine site. The plant’s construction has a fixed cost component and a component subject to bonuses and penalties based on the mechanical completion date. The plant cost is US$8,456,000 (CAD$10,232,000) inclusive of maximum achievable bonus for early completion. The plant is estimated to have an annual capacity of 3.0 million tonnes, and construction is expected to be completed by Fall 2005.

 (b)

is continuing to seek additional financing to repay existing indebtedness, finance construction of its coal preparation plant and provide working capital. Non-binding proposal letters have been signed with several unaffiliated institutional lenders to provide (a) a $20,000,000 operating line of credit secured upon the Company’s inventory and trade receivables and (b) $10,000,000 secured on the Company’s current production facilities. The completion of these transactions is subject to numerous conditions including completion of due diligence processes and negotiation of final documentation.

(c)

issued 1,410,000 shares on the exercise of warrants and stock options for proceeds of $547,900.

(d)

executed an unsecured short term note with The Rockside Foundation to borrow the aggregate principal sum of US$1,000,000. The note bears interest at the rate of 10% per annum and is due on July 31, 2005.